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                                 HOLLINGER INC.

         Toronto, Ontario, Canada, March 14, 2005 - Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) announced today that it has received correspondence from counsel purporting to represent a majority of the aggregate principal amount of Hollinger's outstanding 11.875% Senior Secured Notes in which such counsel has taken the position that the proceeds of the special dividends received by Hollinger from Hollinger International Inc. on January 18, 2005 and March 1, 2005 must be delivered to the collateral trustee for such Notes as collateral for the Notes. In such correspondence, counsel seeks to have Hollinger set aside the dividend proceeds pending resolution of the status of such proceeds. As previously disclosed, Hollinger has determined that none of the dividend proceeds are required to be lodged as collateral security for the Notes.

         Hollinger also announced today that the Hon. Blanche M. Manning of the United States District Court, Northern District of Illinois, Eastern Division has denied Hollinger's motion to dismiss the Second Amended Complaint filed by Hollinger International Inc. against Hollinger and others in Illinois.

Company Background

         Hollinger's principal asset is its interest in Hollinger International Inc. which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.


Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca

                              www.hollingerinc.com